C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	For the six-month period ended 6/30/2002	2001	2000	1999	1998	1997

Earnings before taxes	$109,800	$204,900	$154,000	$173,300	$464,400	$104,900
Add(Deduct):
Fixed charges	$8,800	19,100	24,500	24,200	31,400	38,200
Undistributed earnings of less than 50% owned companies carried at equity	(1,100)	(2,000)	(2,900)	(2,700)	(800)	(500)
Earnings available for fixed charges	$117,500	$222,000	$175,600	$194,800	$495,000	$142,600

Fixed charges:
Interest, including amounts capitalized	$6,400	$14,200	$19,300	$19,300	$26,400	$32,900
Proportion of rent expense deemed to represent interest factor	2,400	4,900	5,200	4,900	5,000	5,300
Fixed charges	$8,800	$19,100	$24,500	$24,200	$31,400	$38,200

Ratio of earnings to fixed charges	13.35	11.62	7.17	8.05	15.76	3.73